Exhibit 99.3

Pro Forma Unaudited Consolidated Financial Statements

Mecox Lane Limited

Unaudited Pro Forma Financial Information

Spin-off of Mixblu Limited and Its Subsidiaries

On September 18, 2014 (the “Closing Date”), Mecox Lane completed a spin-off of its apparel and accessories business through the sale of Mixblu Limited and its subsidiaries (collectively, “Mixblu”) to Fast Fashion China Limited, a company controlled by Mecox Lane’s former chief executive officer, for an adjusted consideration of $6.1 million pursuant to a share purchase agreement dated as of August 8, 2014.

After the Closing Date, Mecox Lane does not own any shares of Mixblu and will no longer consolidate Mixblu within the Mecox Lane’s financial results. Beginning in the second quarter of 2014, Mixblu’s historical financial results for periods prior to the Closing Date will be reflected in Mecox Lane’s consolidated financial statements as a discontinued operation.

Unaudited Pro Forma Consolidated Financial Information

The following pro forma financial information concerns the historical performance of Mecox Lane’s apparel and accessories business, specifically Mixblu Limited. The pro forma information is provided for comparison purposes in consideration of the spin-off and sale of Mixblu and has no impact on Mecox Lane’s previously reported financial results.

The following unaudited pro forma consolidated financial statements are based on Mecox Lane’s historical consolidated financial statements and have been adjusted to give pro forma effect to the spin-off of the apparel and accessories business.  The unaudited pro forma condensed consolidated statements of operations for the periods ended December 31, 2013, December 31, 2012andDecember 31, 2011 give effect to the spin-off transaction as if it had occurred as of January 1, 2011.

The unaudited pro forma consolidated financial statements have been prepared by Mecox Lane based upon certain assumptions as disclosed in the accompanying footnotes. The unaudited pro forma consolidated financial statements presented herein are shown for illustrative purposes only and are not necessarily indicative of Mecox Lane’s financial position or future results of operations that would have actually occurred as if the spin-off transaction had been in effect as of the date or for the periods presented.

Mecox Lane Limited

Unaudited Pro Forma Condensed Consolidataed Balance Sheet

(In Thousands, Except Per Share Data)

	As of December 31, 2013
	Historical	Spin-off transaction		Pro Forma
	$’000	$’000		$’000

Current assets:
Cash and cash equivalents	15,736	4,757	(A)	20,493
Accounts receivable	1,744	(800)		944
Amount due from related parties	224	—		224
Other receivables	4,174	(1,808)		2,366
Advances to suppliers and prepaid expenses	1,971	(1,217)		754
Merchandise inventories	24,585	(20,536)		4,049
Held-for-sale assets	40,707	—		40,707
Total current assets	89,141	(19,604)		69,537
Property and equipment, net	6,219	(2,193)		4,026
Intangible assets, net	917	(45)		872
Investment in an affiliate	5,547	—		5,547
Other non-current assets	826	(585)		241
TOTAL ASSETS	102,650	(22,427)		80,223

LIABILITIES AND EQUITY
Current liabilities:
Secured short term borrowing	(1,640)			(1,640)
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $4,589,259 as of December 31, 2013)	(17,500)	4,497		(13,003)
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of $1,076,283 as of December 31, 2013)	(3,608)	1,076		(2,532)
Amount due to related parties	(636)	—		(636)
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of $393,313 as of December 31, 2013)	(3,630)	289	(B)	(3,341)
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $1,489,649 as of December 31, 2013)	(5,661)	1,490		(4,171)
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of $33,545 as of December 31, 2013)	(1,786)	34		(1,752)
Total current liabilities	(34,461)	7,386		(27,075)

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 439,876,279 shares issued, and outstanding as of December 31, 2013)	(44)	—		(44)
Additional paid-in capital	(168,834)	—		(168,834)
Accumulated deficit	109,433	15,041	(C)	124,474
Accumulated other comprehensive income	(7,701)	—		(7,701)
Statutory reserve	(943)	—		(943)
Total Mecox Lane Limited equity	(68,089)	15,041		(53,048)
Noncontrolling interests	(100)	—		(100)
Total equity	(68,189)	15,041		(53,148)
TOTAL LIABILITIES AND EQUITY	(102,650)	22,427		(80,223)

Note1. Unaudited Pro Forma Balance Sheet: The audited pro forma consolidated balance sheet gives effect to the spin-off of the apparel and accessories operations of the Mecox Lane, as described below, as if these events had occurred as of December 31, 2013. As a result of the spin-off, these adjustments reflect the historical balances as of December 31, 2013 for the assets sold and liability assumed.

Note (A): Besides the $1.5 million cash to be control by the buyer, the Cash received from the buyer under the terms of the split-off transaction should be $6.2 million

Note (B): Besides the accrued expenses assumed by the buyer, the accompany should additionally accrued the transaction and professional related fees amounted around $0.1 million

Note (C): Based on the terms of the transaction outlined in August 8, including the $21.2 million net assets the Company plans to sell, the $0.1 million of transaction and professional fees, and the $6.2 million cash the Company will receive from the buyer, Mecox Lane Limited would have recorded a loss of $15.0 million which has been recorded as an addition in accumulated deficit on the pro forma balance sheet.

Mecox Lane Limited

Unaudited Pro Forma Condensed Consolidataed statement Of Comprehensive Income

(In Thousands, Except Per Share Data)

	Year Ended December 31, 2013
	Historical	Historical Enterprise Operations (A)	Pro Forma
	$’000	$’000	$’000

Net revenues	87,423	44,800	42,623

Cost of goods sold (excluding depreciation and amortization)	52,694	36,797	15,897

Operating expenses:			—
Selling, general and administrative expenses	58,780	36,321	22,459
Depreciation and amortization	5,227	4,125	1,102
Other operating income, net	(6,484)	(302)	(6,182)
Total operating expenses	57,523	40,144	17,379

Income (loss) from operations	(22,794)	(32,141)	9,347
Interest expense	(342)	—	(342)
Interest income	977	—	977
Other income, net	1,039	—	1,039
Income (loss) before income taxes, equity in an affiliate and noncontrolling interests	(21,120)	(32,141)	11,021
Income tax expense	—	—	—
Income (loss) before equity in an affiliate and noncontrolling interests	(21,120)	(32,141)	11,021
Loss from equity in an affiliate	(5,491)	—	(5,491)
Net income (loss)	(26,611)	(32,141)	5,530
Accretion of noncontrolling interest	103	—	103
Net loss attributable to noncontrolling interests	(103)	—	(103)
Net income (loss) attributable to Mecox Lane Limited shareholders	(26,611)	(32,141)	5,530

Net income (loss) per share attributable to Mecox Lane-Basic	(0.06)		0.01

Net income (loss) per share attributable to Mecox Lane-Diluted	(0.06)		0.01

Net income (loss) per ADS attributable to Mecox Lane-Basic	(2.23)		0.46

Net income (loss) per ADS attributable to Mecox Lane-Diluted	(2.23)		0.46

Weighted average ordinary shares used in per share calculation
Basic	418,347		418,347
Diluted	418,347		422,252
Weighted average ADS used in per share calculation (1)
Basic	11,953		11,953
Diluted	11,953		12,064

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	1,408	—	1,408
Other comprehensive income (loss), net of tax	1,408	—	1,408

Comprehensive income (loss) attributable to Mecox Lane Limited shareholders	(25,203)	(32,141)	6,938

Note1. Unaudited Pro Forma Condensed Consolidated statement of Comprehensive Income:

Note (A):The following adjustments to the unaudited pro forma condensed consolidated statement of comprehensive income reflect the elimination of historical revenues generated from discontinued apparel and accessories operations pursuant to the spin-off transaction, as well as historical expenses relating to the operations assumed by apparel and accessories business until the transactions were consummated as of January 1,2011. Any gain or loss related to this transaction is not reflected in the pro forma condensed consolidated statements of comprehensive income as it has been recorded on the closing date of the transaction.

Mecox Lane Limited

Unaudited Pro Forma Condensed Consolidataed statement Of Comprehensive Income

(In Thousands, Except Per Share Data)

	Year Ended December 31, 2012
	Historical	Historical Enterprise Operations (A)	Pro Forma
	$’000	$’000	$’000

Net revenues	151,816	112,996	38,820

Cost of goods sold (excluding depreciation and amortization)	97,467	84,509	12,958

Operating expenses:			—
Selling, general and administrative expenses	76,310	56,779	19,531
Depreciation and amortization	4,217	3,503	714
Other operating income, net	(1,805)	(952)	(853)
Total operating expenses	78,722	59,330	19,392
Income (loss) from operations	(24,373)	(30,843)	6,470
Interest income	2,143	—	2,143
Other income, net	120	—	120
Income (loss) before income taxes, equity in an affiliate and noncontrolling interests	(22,110)	(30,843)	8,733
Income tax expense	(324)	—	(324)
Income (loss) before equity in an affiliate and noncontrolling interests	(22,434)	(30,843)	8,409
Loss from equity in an affiliate	—	—	—
Net income (loss)	(22,434)	(30,843)	8,409
Accretion of noncontrolling interest	20	—	20
Net loss attributable to noncontrolling interests	(20)	—	(20)
Net income (loss) attributable to Mecox Lane Limited shareholders	(22,434)	(30,843)	8,409

Net income (loss) per share attributable to Mecox Lane-Basic	(0.06)		0.02

Net income (loss) per share attributable to Mecox Lane-Diluted	(0.06)		0.02

Net income (loss) per ADS attributable to Mecox Lane-Basic	(1.94)		0.73

Net income (loss) per ADS attributable to Mecox Lane-Diluted	(1.94)		0.73

Weighted average ordinary shares used in per share calculation
Basic	404,247		404,247
Diluted	404,247		404,387
Weighted average ADS used in per share calculation (1)
Basic	11,550		11,550
Diluted	11,550		11,554

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income , net of tax of nil
Change in cumulative foreign currency translation adjustment	91	—	91
Other comprehensive income (loss), net of tax	91	—	91

Comprehensive income (loss) attributable to Mecox Lane Limited shareholders	(22,343)	(30,843)	8,499

Mecox Lane Limited

Unaudited Pro Forma Condensed Consolidataed statement Of Comprehensive Income

(In Thousands, Except Per Share Data)

	Year Ended December 31, 2011
	Historical	Historical Enterprise Operations (A)	Pro Forma
	$’000	$’000	$’000

Net revenues	217,894	187,357	30,537

Cost of goods sold (excluding depreciation and amortization)	144,739	133,833	10,906

Operating expenses:			—
Selling, general and administrative expenses	104,534	89,970	14,564
Depreciation and amortization	4,411	4,048	363
Other operating income, net	(933)	(712)	(221)
Total operating expenses	108,012	93,306	14,706

Income (loss) from operations	(34,857)	(39,782)	4,925
Interest income	2,231	—	2,231
Other income, net	2,307	—	2,307
Income (loss) before income taxes, equity in an affiliate and noncontrolling interests	(30,319)	(39,782)	9,463
Income tax expense	(2,944)	(249)	(2,695)
Income (loss) before equity in an affiliate and noncontrolling interests	(33,263)	(40,031)	6,768
Loss from equity in an affiliate	—	—	—
Net income (loss)	(33,263)	(40,031)	6,768
Accretion of noncontrolling interest	257	—	257
Net loss attributable to noncontrolling interests	(296)	—	(296)
Net income (loss) attributable to Mecox Lane Limited shareholders	(33,224)	(40,031)	6,807

Net income (loss) per share attributable to Mecox Lane-Basic	(0.08)		0.02

Net income (loss) per share attributable to Mecox Lane-Diluted	(0.08)		0.02

Net income (loss) per ADS attributable to Mecox Lane-Basic	(2.87)		0.59

Net income (loss) per ADS attributable to Mecox Lane-Diluted	(2.87)		0.55

Weighted average ordinary shares used in per share calculation
Basic	405,192		405,192
Diluted	405,192		431,453
Weighted average ADS used in per share calculation (1)
Basic	11,577		11,577
Diluted	11,577		12,327

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	3,909	—	3,909
Other comprehensive income (loss), net of tax	3,909	—	3,909

Comprehensive income (loss) attributable to Mecox Lane Limited shareholders	(29,354)	(40,031)	10,677